UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: The Finite Solar Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2425 Olympic Blvd, Suite 4020-W

Santa Monica, CA 90404

Telephone Number (including area code): 415-966-2000

Name and address of agent for service of process:

Capitol Services, Inc.

1675 South State Street, Suite B

Dover, DE 19901

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Santa Monica and State of California on the 9th day of February, 2021.

THE FINITE SOLAR FUND

BY	/s/ Kevin Conroy
Kevin Conroy
Trustee

Attest:	/s/ Richard Malinowski
Richard Malinowski
Senior Vice President